UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010
Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

 (Translation of registrant’s name into English)

United Mexican States

 (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
México, D.F. 11311
México

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes    No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

Press Release No. 58/2010
July 29, 2010

PEMEX and the Petroleum Workers’ Union of the Mexican Republic Conclude 2010 Wage Negotiations

•	Agreement on a 4.9% increase in wages and a 0.41% increase in other benefits.

•	For the first time, a PEMEX-Union agreement stipulating a productivity increase of 1.11%, which will generate more than Ps. 1,000 million in savings over the next 12 months.

Pursuant to the Collective Bargaining Agreement entered into by Petróleos Mexicanos (PEMEX) and the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union of the Mexican Republic, or the Union), PEMEX and the Union agreed to a 4.9% increase in wages and a 0.41% increase in other benefits, effective August 1, 2010.

Furthermore, for the first time, a PEMEX-Union Productivity Agreement was executed, which contemplates a 1.11% increase in productivity, as well as a commitment to generate savings totaling at least Ps. 1,000 million over the next 12 months.

The negotiations between PEMEX and the Union were consistent with the 2010-2024 Business Plan of Petróleos Mexicanos and the Subsidiary Entities, which aims to ensure PEMEX’s long-term sustainability.

Negotiations began on July 12, 2010 with the installation of the Joint Commission on Wage Review and ended today with the execution of the agreement by the Director General of Petróleos Mexicanos, Mr. Juan José Suárez Coppel, and the Secretary General of the Union, Mr. Carlos Romero Deschamps.  The Secretary of Energy and Chairwoman of the Board of Directors of Petróleos Mexicanos, Ms. Georgina Kessel, and the Secretary of Labor and Social Welfare, Mr. Javier Lozano, were also in attendance.

Mr. Suárez Coppel and Mr. Romero Deschamps agreed that only by working together can PEMEX and the Union preserve PEMEX’s position as the driving force behind the national economy and as the producer of the resources necessary for Mexico to promote health, education and the fight against poverty.

In addition, the Union leader indicated that a constructive mindset, open dialogue and a forward-looking approach prevailed in the negotiations, as reflected by both parties having placed the reliability of PEMEX’s operations and the institutional stability of the country ahead of any self-interested demands.

The Secretary of Labor and Social Welfare acknowledged PEMEX’s and the Union’s contribution to labor stability, as well as the sense of responsibility they demonstrated in the negotiation process, which, he stated, was carried out within a framework of institutionalism, respect and legality.

Finally, the Secretary of Energy and Chairwoman of the Board of Directors of Petróleos Mexicanos noted PEMEX’s and the Union’s willingness to collaborate, which was demonstrated throughout the negotiation process.  She emphasized that PEMEX’s most important assets are its employees, and stated that through increased investments in productivity and employee training pursuant to this agreement, the overall accountability of PEMEX to Mexico would be enhanced.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Arturo Delpech del Ángel
Name: Arturo Delpech del Ángel
Title: Associate Managing Director of Finance

Date:  August 9, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance.  We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.  These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.